CORPORATE SECRETARIAL SERVICES DEPARTMENT
36 Robinson Road, #03-01 City House, Singapore 068877
Tel: (65) 6877 8228 Fax: (65) 6225 4959
Writer's Tel: (65) 6877 8278

RECEIVED

2008 AUG 28 P 1:16

CITY DEVELOPMENTS LIMITED

A MEMBER OF THE HONG LEONG GROUP

城市發展有限公司

CO. REG. NO.: 196300316Z

Our Ref: GCSS-EL/1331/08/LTR

[redacted]

18 August 2008

08004611

The U.S. Securities & Exchange Commission
450 Fifth Street, N.W.
Room 3099 Office of International Corporate Finance
Mail Stop 3-7
Washington, D.C. 20549
United States of America

BY AR REGISTERED

SUPPL

Dear Sirs

ADR FACILITIES
CITY DEVELOPMENTS LIMITED, INCORPORATED IN SINGAPORE (FILE NO. 82.3672)

Pursuant to Rule 12g3-2(b)(iii) under the Securities Exchange Act of 1934, we enclose herewith a copy each of the announcements dated:

- 14 August 2008 (*Unaudited Second Quarter 2008 and Half Year 2008 Financial Statement and Dividend Announcement*);
- 14 August 2008 (*Half Year 2008 Financial Report*); and
- 14 August 2008 (*News Release – CDL Maintains Strong Core* Earnings)

Yours faithfully

ENID LING
Manager
(Corporate Secretarial Services)

PROCESSED
SEP 02 2008
THOMSON REUTERS

Encs

cc M/s Coudert Brothers, Hong Kong (without enclosures) *(By Fax Only)*
Ms Catherine Loh

8/29

K:\EL-Team\Ins's Folder\Ltr 2008\ADR\1331-sec(adr) doc(EL/kw)

Confidentiality caution & disclaimer: This communication, together with any attachment, is intended only for the use of the individual or entity to which it is addressed, and may contain information that is privileged and confidential. If you are not the intended recipient, please be informed that any dissemination, distribution or copying of this communication or any attachment is strictly prohibited. If you have received this communication in error, please advise the sender by reply telephone/e-mail, so that we can arrange for its return at our expense or request for its destruction. Thank you for your co-operation.

36 Robinson Road
#20-01 City House
Singapore 068877
Tel: 6877 8228
Fax: 6223 2746
http://www.cdl.com.sg

Unaudited Second Quarter 2008 and Half Year 2008 * Financial Statement And Dividend Announcement

* Asterisks denote mandatory information

Name of Announcer *	CITY DEVELOPMENTS LIMITED
Company Registration No.	196300316Z
Announcement submitted on behalf of	CITY DEVELOPMENTS LIMITED
Announcement is submitted with respect to *	CITY DEVELOPMENTS LIMITED
Announcement is submitted by *	Shufen Loh @ Catherine Shufen Loh
Designation *	Company Secretary
Date & Time of Broadcast	14-Aug-2008 07:19:29
Announcement No.	00013

>> Announcement Details

The details of the announcement start here ...

For the Financial Period Ended *	30-06-2008

Attachments	CDL_Q2_08.pdf Total size = **166K** (2048K size limit recommended)

RECEIVED
2008 AUG 28 P 1:15

CITY DEVELOPMENTS LIMITED
(REG. NO. 196300316Z)

UNAUDITED SECOND QUARTER AND HALF YEAR FINANCIAL STATEMENT FOR THE PERIOD ENDED 30 JUNE 2008

PART I – INFORMATION REQUIRED FOR ANNOUNCEMENTS OF QUARTERLY (Q1, Q2 & Q3), HALF-YEAR AND FULL YEAR RESULTS

1(a) An income statement (for the group) together with a comparative statement for the corresponding period of the immediately preceding financial year.

These figures have not been audited.

	The Group Second quarter ended 30 June		Incr/ (Decr)	The Group Half year ended 30 June		Incr/ (Decr)
	2008	2007		2008	2007	
	S$'000	S$'000	%	S$'000	S$'000	%
Revenue	780,764	775,216	0.7	1,539,516	1,544,285	(0.3)
Cost of sales	(337,516)	(365,188)	(7.6)	(670,719)	(776,047)	(13.6)
Gross profit	443,248	410,028	8.1	868,797	768,238	13.1
Other operating income [2]	3,385	6,600	(48.7)	5,005	17,498	(71.4)
Administrative expenses [3]	(117,887)	(130,397)	(9.6)	(248,328)	(249,669)	(0.5)
Other operating expenses [4]	(103,748)	(109,648)	(5.4)	(206,837)	(217,185)	(4.8)
Profit from operations	224,998	176,583	27.4	418,637	318,882	31.3
Finance income [5]	7,772	10,069	(22.8)	16,062	30,677	(47.6)
Finance costs [6]	(24,907)	(29,082)	(14.4)	(54,872)	(59,257)	(7.4)
Net finance costs	(17,135)	(19,013)	(9.9)	(38,810)	(28,580)	35.8
Share of after-tax profit of associates [7]	7,564	5,545	36.4	10,800	8,330	29.7
Share of after-tax profit of jointly-controlled entities [8]	33,494	84,194	(60.2)	90,744	126,853	(28.5)
Profit before income tax [1]	248,921	247,309	0.7	481,371	425,485	13.1
Income tax expense [9]	(46,854)	13,169	NM	(89,203)	(12,998)	586.3
Profit for the period	202,067	260,478	(22.4)	392,168	412,487	(4.9)
Attributable to:						
Equity holders of the Company	**165,164**	**194,434**	(15.1)	**330,133**	**320,517**	3.0
Minority interests	36,903	66,044	(44.1)	62,035	91,970	(32.5)
Profit for the period	202,067	260,478	(22.4)	392,168	412,487	(4.9)
Earnings per share						
- basic	17.5 cents	20.7 cents	(15.5)	35.6 cents	34.5 cents	3.2
- diluted	17.3 cents	20.4 cents	(15.2)	34.6 cents	33.6 cents	3.0

NM: Not Meaningful

Notes to the Group's Income Statement:

(1) Profit before income tax includes the following:

	The Group Second quarter ended 30 June		The Group Half year ended 30 June	
	2008 S$'000	2007 S$'000	2008 S$'000	2007 S$'000
Interest income	7,028	11,307	15,208	22,261
(Loss)/profit on sale of investments, property, plant and equipment (net)	(603)	(472)	(585)	795
Investment income	2,984	3,848	3,837	5,069
Depreciation and amortisation	(33,449)	(34,865)	(66,580)	(69,342)
Interest expenses	(22,070)	(28,057)	(47,591)	(57,248)
Net exchange (loss)/gain	(4,629)	2,487	(370)	2,287
Mark-to-market (loss)/gain on financial assets held for trading (net)	(920)	(1,290)	(5,186)	8,364

(2) Other operating income, comprising mainly management fee, miscellaneous income and net exchange gain, decreased by $3.2 million for Q2 2008 and $12.5 million for 1H 2008. The decreases were due to exchange loss arising from foreign loans and lower management fees. In addition, the profit from partial sale of stapled securities held in CDL Hospitality Trusts and the release of £1.0 million (approximately S$3.0 million) property tax provision set aside by its subsidiary, Millennium & Copthorne Hotels plc on the acquisition of Regal hotels located in United States in 1999 following protracted negotiations in Q1 2007 had also attributed to the decline in 1H 2008.

(3) Administrative expenses comprise mainly depreciation, hotel administrative expenses, operating lease expenses and salaries and related expenses, decreased by $12.5 million for Q2 2008 and $1.3 million for 1H 2008 primarily due to lower salaries and related expenses. This is partially offset by higher rental expenses incurred for the leasing of hotels from CDL Hospitality Trusts.

(4) Other operating expenses comprise mainly property taxes and insurance on hotels, hotel other operating expenses and professional fees.

(5) Finance income comprises mainly interest income and mark-to-market gain on financial assets held for trading. The finance income is lower by $2.3 million for Q2 2008 and $14.6 million for 1H 2008 on account of lower interest income earned from fixed deposits and decline in mark-to-market gain on financial assets held for trading.

(6) Finance costs comprise primarily interest on borrowings, mark-to-market loss on financial assets held for trading and amortisation of capitalised transaction costs on borrowings. Finance costs decreased by $4.2 million and $4.4 million for Q2 2008 and 1H 2008 respectively on account of lower average borrowings.

(7) Share of after-tax profit of associates relates mainly to the Group's share of results of CDL Hospitality Trusts.

(8) Share of after-tax profit of jointly-controlled entities decreased by $50.7 million for Q2 2008 and $36.1 million for 1H 2008 primarily due to lower contributions from St. Regis Residences, The Sail @ Marina Bay and Cuscaden Residences.

(9) Income tax expense for the period is derived at by applying the varying statutory tax rates on the taxable profits/(losses) and taxable/deductible temporary differences of the different countries in which the Group operates.

	The Group Second quarter 30 June		The Group Half year 30 June	
	2008	2007	2008	2007
The tax charge/(credit) relates to the following:	S$'m	S$'m	S$'m	S$'m
Profit for the period	41.6	45.8	85.8	75.9
Under/(Over)provision in respect of prior periods	5.3	(59.0)	3.4	(62.9)
	46.9	(13.2)	89.2	13.0

The $59.0 million and $62.9 million write-back of overprovision of tax for Q2 2007 and 1H 2007 are primarily due to changes made in the UK tax legislation on hotel tax allowances and reduction in tax rates in various geographical regions where the Group's operations are located. Excluding the under/(over)provision in respect of prior periods, the effective tax rate for the Group is 16.7% for Q2 2008 (Q2 2007: 18.5%) and 17.8% for 1H 2008 (1H 2007: 17.8%).

1(b)(i) A balance sheet (for the issuer and group), together with a comparative statement as at the end of the immediately preceding financial year.

	Note	<---- The Group ---->		<-- The Company -->	
		As at 30.06.2008 S$'000	As at 31.12.2007 S$'000	As at 30.06.2008 S$'000	As at 31.12.2007 S$'000
Non-current assets					
Property, plant and equipment		3,835,218	4,038,315	122,368	104,202
Investment properties		2,308,643	2,468,253	279,499	281,942
Investments in subsidiaries		-	-	2,258,734	2,258,755
Investment in associates	(1)	337,265	277,615	-	-
Investments in jointly-controlled entities	(2)	679,802	553,213	34,159	34,159
Investments in financial assets		175,134	183,880	36,379	39,307
Other non-current assets	(3)	35,741	248,324	126,597	127,897
		7,371,803	**7,769,600**	**2,857,736**	**2,846,262**
Current assets					
Development properties		2,838,673	2,578,015	1,632,706	1,428,690
Consumable stocks		12,076	14,877	-	-
Financial assets		34,873	67,509	-	-
Trade and other receivables		1,058,210	1,076,947	2,323,003	2,278,295
Cash and cash equivalents		573,797	711,602	54,304	103,027
		4,517,629	**4,448,950**	**4,010,013**	**3,810,012**
Assets classified as held for sale	(4)	487,059	-	-	-
Total assets		**12,376,491**	**12,218,550**	**6,867,749**	**6,656,274**
Equity attributable to equity holders of the Company					
Share capital		1,991,397	1,991,397	1,991,397	1,991,397
Reserves		3,256,284	3,207,387	2,325,227	2,343,449
		5,247,681	5,198,784	4,316,624	4,334,846
Minority interests		1,628,111	1,717,613	-	-
Total equity		**6,875,792**	**6,916,397**	**4,316,624**	**4,334,846**
Non-current liabilities					
Interest-bearing borrowings*		2,903,052	3,235,377	1,636,572	1,618,809
Employee benefits		37,143	36,999	-	-
Other liabilities		60,533	74,739	19,868	21,336
Provisions		3,215	3,464	-	-
Deferred tax liabilities		428,129	426,812	72,574	45,999
		3,432,072	**3,777,391**	**1,729,014**	**1,686,144**
Current liabilities					
Trade and other payables		650,359	585,002	221,361	249,932
Interest-bearing borrowings*		1,152,554	796,290	569,832	351,647
Employee benefits		14,734	15,718	1,615	1,625
Other liabilities		2,060	2,236	-	-
Provision for taxation		105,461	115,894	29,303	32,080
Provisions		7,150	9,622	-	-
		1,932,318	**1,524,762**	**822,111**	**635,284**
Liabilities classified as held for sale	(4)	136,309	-	-	-
Total liabilities		5,500,699	5,302,153	2,551,125	2,321,428
Total equity and liabilities		**12,376,491**	**12,218,550**	**6,867,749**	**6,656,274**

** These balances are stated at amortised cost after taking into consideration the related transaction costs.*

Notes to the Balance Sheet of the Group

1) The increase is mainly due to additional investment in First Sponsor Capital Limited and share of profit of CDL Hospitality Trusts, partially offset by dividend received.

2) The increase is due primarily to share of jointly-controlled entities' after-tax profit for the period.

3) The decrease is due to the reclassification of lease premium prepayments to property, plant and equipment.

4) The assets and liabilities classified as held for sale, in accordance to *Singapore Financial Reporting Standards 105 – Non-current assets held for sale and discontinued operations*, comprised the following:

   a) A wholly-owned subsidiary of City Developments Limited had entered into a sale and purchase agreement on 19 June 2008 to sell Commerce Point for a total sale consideration of $180.7 million. Accordingly, the carrying amount of this property and liabilities directly associated with it had been transferred to "Assets classified as held for sale" and "Liabilities classified as held for sale". The sale was completed on 3 July 2008.

   b) A wholly-owned subsidiary of Millennium & Copthorne Hotels plc, a 53% subsidiary of City Developments Limited, had entered into a conditional agreement on 24 June 2008 to sell the 100% holding in CDL Hotels (Korea) Limited for a total sale consideration of KRW468.6 billion. Completion of the transaction is expected to take place on 30 September 2008 (or such other dates as the parties agree). Henceforth, the associated assets and liabilities of CDL Hotels (Korea) Limited were transferred to "Assets classified as held for sale" and "Liabilities classified as held for sale".

1(b)(ii) Aggregate amount of group's borrowings and debt securities.

The Group's net borrowings refer to aggregate borrowings from banks, financial institutions and finance lease creditors, after deducting cash and cash equivalents. It excludes advances from minority shareholders of certain subsidiaries, deferred real estate taxes payable, retention sums payable, other payables and deposits received. Unamortised balance of transaction costs have not been deducted from the gross borrowings.

		As at 30/06/2008 S$'000	As at 31/12/2007 S$'000
Unsecured			
-repayable within one year		1,050,586	794,986
-repayable after one year		2,141,415	2,362,822
	(a)	3,192,001	3,157,808
Secured			
-repayable within one year		102,578	2,206
-repayable after one year		858,158	879,484
	(b)	960,736	881,690
Gross borrowings	(a)+(b)	4,152,737	4,039,498
Less: cash and cash equivalents		(592,250)	(711,602)
Net borrowings		3,560,487	3,327,896

Details of any collateral

Where secured, borrowings are collateralised by:

- mortgages on the borrowing companies' development, investment and hotel properties; and
- assignment of all rights and benefits to sale, lease and insurance proceeds in respect of development, investment and hotel properties.

1(c) A cash flow statement (for the group), together with a comparative statement for the corresponding period of the immediately preceding financial year.

	Second quarter ended 30 June		Half year ended 30 June	
	2008	**2007**	**2008**	**2007**
	S$'000	**S$'000**	**S$'000**	**S$'000**
Operating Activities				
Profit before income tax	248,921	247,309	481,371	425,485
Adjustments for:				
Depreciation and amortisation	33,449	34,865	66,580	69,342
Dividend income	(2,984)	(3,848)	(3,837)	(5,069)
Finance income	(7,772)	(10,069)	(16,062)	(30,677)
Finance costs	24,907	29,082	54,872	59,257
Gain on disposal of investment in an associate	-	(3)	-	(1,257)
(Gain)/loss on liquidation of jointly-controlled entities	(346)	24	(346)	24
Loss on sale of property, plant and equipment	603	648	585	635
Profit on sale of investments	-	(173)	-	(173)
Property, plant and equipment written off	3,484	570	3,604	570
Share of after-tax profit of associates	(7,564)	(5,545)	(10,800)	(8,330)
Share of after-tax profit of jointly-controlled entities	(33,494)	(84,194)	(90,744)	(126,853)
Units in an associate receivable in lieu of fee income	(1,526)	-	(3,792)	-
Value of employee services received for issue of share options	661	565	1,344	1,123
Operating profit before working capital changes	258,339	209,231	482,775	384,077
Changes in working capital				
Development properties	(88,915)	79,683	(242,955)	(160,911)
Stocks, trade and other receivables	9,982	(38,361)	(2,011)	(21,975)
Trade and other payables	92,618	(3,903)	76,940	17,313
Employee benefits	(908)	(4,586)	(1,591)	(5,606)
Cash generated from operations	271,116	242,064	313,158	212,898
Income tax paid	(31,912)	(41,310)	(45,475)	(47,454)
Cash flows from operating activities carried forward	**239,204**	**200,754**	**267,683**	**165,444**

	Second quarter ended 30 June		Half year ended 30 June	
	2008	2007	2008	2007
	S$'000	S$'000	S$'000	S$'000
Cash flows from operating activities brought forward	**239,204**	**200,754**	**267,683**	**165,444**
Investing Activities				
Capital expenditure on investment properties	(3,640)	(2,438)	(5,128)	(3,813)
Dividends received				
- an associate	-	-	14,645	7,947
- financial investments	2,986	4,269	3,837	4,321
Interest received	6,031	10,875	14,041	23,388
Proceeds from sale of property, plant and equipment	702	206	752	329
Proceeds from disposal of interest in an associate	-	1,230	-	3,893
Proceeds from liquidation of a jointly-controlled entity	-	77	-	77
Purchase of investments in associates	(42,735)	(4,551)	(63,926)	(4,551)
Purchase of investments in jointly-controlled entities	(43,203)	(7,199)	(43,203)	(7,199)
Disposal/(purchase) of financial assets	21,591	(3,952)	21,540	(28,900)
Payments for purchase of property, plant and equipment	(125,189)	(32,640)	(195,225)	(111,115)
Cash flows from investing activities [1]	(183,457)	(34,123)	(252,667)	(115,623)
Financing Activities				
Advances from/(to) related corporations	34,780	(3,066)	21,138	(6,324)
(Return of capital)/capital contribution from minority shareholders	(15,484)	22,270	(15,484)	26,102
Dividends paid	(239,098)	(178,366)	(239,098)	(189,927)
Finance lease payments	(156)	(315)	(174)	(3,402)
Interest paid (including amounts capitalised as property, plant and equipment and development properties)	(34,705)	(43,746)	(60,606)	(76,051)
Net proceeds/(repayment) from revolving credit facilities and short-term bank borrowings	132,948	28,602	(35,633)	286,222
Payment of financing transaction costs	(273)	(1,149)	(513)	(2,005)
Proceeds from bank borrowings	65,255	104,520	216,191	312,263
Proceeds from issuance of bonds and notes	-	168,216	110,000	289,206
Increase in/(repayment of) other long-term liabilities	75	135	(1,531)	(767)
Repayment of bank borrowings	(60,085)	(158,830)	(64,132)	(284,798)
Repayment of bonds and notes	-	(160,392)	(50,000)	(450,920)
Cash flows from financing activities	(116,743)	(222,121)	(119,842)	(100,401)
Net decrease in cash and cash equivalents carried forward	**(60,996)**	**(55,490)**	**(104,826)**	**(50,580)**

	Second quarter ended 30 June		Half year ended 30 June	
	2008	2007	2008	2007
	S$'000	S$'000	S$'000	S$'000
Net decrease in cash and cash equivalents brought forward	**(60,996)**	**(55,490)**	**(104,826)**	**(50,580)**
Cash and cash equivalents at beginning of the period	656,675	776,210	710,566	774,605
Effect of exchange rate changes on balances held in foreign currencies	(4,670)	18,593	(14,731)	15,288
Cash and cash equivalents at end of the period	**591,009**	**739,313**	**591,009**	**739,313**
Cash and cash equivalents comprise:-				
Cash and cash equivalents as shown in the Balance Sheet	573,797	740,972	573,797	740,972
Cash and cash equivalents included in assets classified as held for sale	18,453	-	18,453	-
Bank overdrafts included in interest-bearing borrowings	(1,241)	(1,659)	(1,241)	(1,659)
	591,009	739,313	591,009	739,313

Notes to consolidated cash flow statement

(1) The Group had net cash outflow for investing activities of $183.5 million for Q2 2008 (Q2 2007: cash outflow of $34.1 million) and $252.7 million for 1H 2008 (1H 2007: cash outflow $115.6 million). This is due mainly to additional investment in First Sponsor Capital Limited, investment in a joint venture in Russia, purchase of freehold interest of the Copthorne Hotel Auckland Harbour City and cost incurred for renovation at Millennium Bostonian and Millennium Knickerbocker which is still in the progress.

1(d)(i) A statement (for the issuer and group) showing either (i) all changes in equity or (ii) changes in equity other than those arising from capitalisation issues and distributions to shareholders, together with a comparative statement for the corresponding period of the immediately preceding financial year.

	<--------Attributable to equity holders of the Company-------->							
The Group	**Share Capital S$m**	**Cap. Res. S$m**	**Other Res.* S$m**	**Exch. Fluct. Res. S$m**	**Accum. Profits S$m**	**Total S$m**	**Minority Interests S$m**	**Total Equity S$m**
At 1 January 2008	1,991.4	147.2	31.6	36.1	2,992.5	5,198.8	1,717.6	6,916.4
Translation differences on consolidation of foreign subsidiaries	-	-	-	(38.3)	-	(38.3)	(41.2)	(79.5)
Exchange differences on monetary items forming part of net investments in foreign entities	-	-	-	(15.0)	-	(15.0)	(5.0)	(20.0)
Change in fair value of equity investments available for sale	-	-	(2.8)	-	-	(2.8)	-	(2.8)
Share of other reserve movement of an associate	-	-	(0.3)	-	-	(0.3)	(0.3)	(0.6)
Net losses recognised directly in equity	-	-	(3.1)	(53.3)	-	(56.4)	(46.5)	(102.9)
Profit for the period	-	-	-	-	165.0	165.0	25.1	190.1
Total recognised income and expenses for the period	-	-	(3.1)	(53.3)	165.0	108.6	(21.4)	87.2
Value of employee services received for issue of share options	-	-	0.3	-	-	0.3	0.4	0.7
At 31 March 2008	1,991.4	147.2	28.8	(17.2)	3,157.5	5,307.7	1,696.6	7,004.3
Translation differences on consolidation of foreign subsidiaries	-	-	-	(31.7)	-	(31.7)	(38.5)	(70.2)
Exchange differences on monetary items forming part of net investments in foreign entiites	-	-	-	(3.1)	-	(3.1)	(1.1)	(4.2)
Change in fair value of equity investments available for sale	-	-	(2.7)	-	-	(2.7)	-	(2.7)
Share of other reserve movement of an associate	-	-	0.2	-	-	0.2	0.2	0.4
Net losses recognised directly in equity	-	-	(2.5)	(34.8)	-	(37.3)	(39.4)	(76.7)
Profit for the period	-	-	-	-	165.2	165.2	36.9	202.1
Total recognised income and expenses for the period	-	-	(2.5)	(34.8)	165.2	127.9	(2.5)	125.4
Change of interest in subsidiaries	-	-	-	-	-	-	(15.5)	(15.5)
Value of employee services received for issue of share options	-	-	0.4	-	-	0.4	0.3	0.7
Dividends	-	-	-	-	(188.3)	(188.3)	(50.8)	(239.1)
At 30 June 2008	1,991.4	147.2	26.7	(52.0)	3,134.4	5,247.7	1,628.1	6,875.8

* *Other reserves comprise mainly Fair Value Reserve arising from available-for-sale investments.*

The Group	Share Capital S$m	Cap. Res. S$m	Other Res.* S$m	Exch. Fluct. Res. S$m	Accum. Profits S$m	Total S$m	Minority Interests S$m	Total Equity S$m
	<------Attributable to equity holders of the Company------>							
At 1 January 2007	1,991.4	147.2	28.0	81.7	2,486.2	4,734.5	1,645.6	6,380.1
Translation differences on consolidation of foreign subsidiaries	-	-	-	(9.4)	-	(9.4)	(2.9)	(12.3)
Exchange differences on hedge of net investments in foreign entities	-	-	-	(0.2)	-	(0.2)	(0.1)	(0.3)
Exchange differences on monetary items forming part of net investments in foreign entiites	-	-	-	(1.9)	-	(1.9)	(1.7)	(3.6)
Change in fair value of equity investments available for sale	-	-	4.0	-	-	4.0	-	4.0
Share of hedging reserve of an associate	-	-	(0.1)	-	-	(0.1)	(0.1)	(0.2)
Actuarial losses on defined benefit plans	-	-	-	-	(1.0)	(1.0)	(0.9)	(1.9)
Net gains/(losses) recognised directly in equity	-	-	3.9	(11.5)	(1.0)	(8.6)	(5.7)	(14.3)
Profit for the period	-	-	-	-	126.1	126.1	25.9	152.0
Total recognised income and expenses for the period	-	-	3.9	(11.5)	125.1	117.5	20.2	137.7
Change of interest in subsidiaries	-	-	-	-	-	-	3.8	3.8
Value of employee services received for issue of share options	-	-	0.3	-	-	0.3	0.3	0.6
Dividends	-	-	-	-	-	-	(5.1)	(5.1)
At 31 March 2007	1,991.4	147.2	32.2	70.2	2,611.3	4,852.3	1,664.8	6,517.1
Translation differences on consolidation of foreign subsidiaries	-	-	-	36.4	-	36.4	43.9	80.3
Exchange differences on hedge of net investments in foreign entities	-	-	-	(1.3)	-	(1.3)	(1.6)	(2.9)
Exchange differences on monetary items forming part of net investments in foreign entiites	-	-	-	0.6	-	0.6	0.6	1.2
Change in fair value of equity investments available for sale	-	-	5.9	-	-	5.9	-	5.9
Share of hedging reserve of an associate	-	-	(0.1)	-	-	(0.1)	(0.1)	(0.2)
Actuarial losses on defined benefit plans	-	-	-	-	(1.5)	(1.5)	(1.4)	(2.9)
Net gains/(losses) recognised directly in equity	-	-	5.8	35.7	(1.5)	40.0	41.4	81.4
Profit for the period	-	-	-	-	194.4	194.4	66.1	260.5
Total recognised income and expenses for the period	-	-	5.8	35.7	192.9	234.4	107.5	341.9
Change of interest in subsidiaries	-	-	-	-	-	-	21.5	21.5
Acquisition of interest in a subsidiary	-	-	-	-	-	-	0.8	0.8
Value of employee services received for issue of share options	-	-	0.4	-	-	0.4	0.3	0.7
Dividends	-	-	-	-	(136.9)	(136.9)	(47.9)	(184.8)
At 30 June 2007	1,991.4	147.2	38.4	105.9	2,667.3	4,950.2	1,747.0	6,697.2

* *Other reserves comprise mainly Fair Value Reserve arising from available-for-sale investments.*

The Company	Share Capital S$m	Capital Reserve S$m	Fair Value Reserve S$m	Accumulated Profits S$m	Total S$m
At 1 January 2008	1,991.4	63.7	19.5	2,260.2	4,334.8
Change in fair value of equity investments available for sale	-	-	0.1	-	0.1
Net gain recognised directly in equity	-	-	0.1	-	0.1
Profit for the period	-	-	-	45.6	45.6
Total recognised income and expenses for the period	-	-	0.1	45.6	45.7
At 31 March 2008	1,991.4	63.7	19.6	2,305.8	4,380.5
Change in fair value of equity investments available for sale	-	-	(2.5)	-	(2.5)
Net loss recognised directly in equity	-	-	(2.5)	-	(2.5)
Profit for the period	-	-	-	126.9	126.9
Total recognised income and expenses for the period	-	-	(2.5)	126.9	124.4
Dividends	-	-	-	(188.3)	(188.3)
At 30 June 2008	1,991.4	63.7	17.1	2,244.4	4,316.6

The Company	Share Capital S$m	Capital Reserve S$m	Fair Value Reserve S$m	Accumulated Profits S$m	Total S$m
At 1 January 2007	1,991.4	63.7	19.2	1,832.1	3,906.4
Change in fair value of equity investments available for sale	-	-	2.2	-	2.2
Net gain recognised directly in equity	-	-	2.2	-	2.2
Profit for the period	-	-	-	41.9	41.9
Total recognised income and expenses for the period	-	-	2.2	41.9	44.1
At 31 March 2007	1,991.4	63.7	21.4	1,874.0	3,950.5
Change in fair value of equity investments available for sale	-	-	1.0	-	1.0
Net gain recognised directly in equity	-	-	1.0	-	1.0
Profit for the period	-	-	-	331.7	331.7
Total recognised income and expenses for the period	-	-	1.0	331.7	332.7
Dividends	-	-	-	(136.9)	(136.9)
At 30 June 2007	1,991.4	63.7	22.4	2,068.8	4,146.3

1(d)(ii) Details of any changes in the company's share capital arising from rights issue, bonus issue, share buy-backs, exercise of share options or warrants, conversion of other issues of equity securities, issue of shares for cash or as consideration for acquisition or for any other purpose since the end of the previous period reported on. State also the number of shares that may be issued on conversion of all the outstanding convertibles as well as the number of shares held as treasury shares, if any, against the total number of issued shares excluding treasury shares of the Company, as at the end of the current financial period reported on and as at the end of the corresponding period of the immediately preceding financial year.

Ordinary share capital

There was no change in the Company's issued share capital during the three months ended 30 June 2008.

Preference share capital

There was no change in the Company's issued preference share capital during the three months ended 30 June 2008.

As at 30 June 2008, the maximum number of ordinary shares that may be issued upon full conversion of all of the non-redeemable convertible non-cumulative preference shares of the Company ("Preference Shares") at the sole option of the Company is 44,998,898 ordinary shares (30 June 2007: 44,998,898 ordinary shares).

1(d)(iii) To show the total number of issued shares excluding treasury shares as at the end of the current financial period and as at the end of the immediately preceding year.

The Company did not hold any treasury shares as at 30 June 2008 and 31 December 2007.

The total number of issued ordinary shares (excluding treasury shares) as at 30 June 2008 and 31 December 2007 is 909,301,330.

The total number of issued Preference Shares as at 30 June 2008 and 31 December 2007 is 330,874,257.

1(d)(iv) A statement showing all sales, transfers, disposal, cancellation and/or use of treasury shares as at the end of the current financial period reported on.

There were no sales, transfers, disposal, cancellation and/or use of treasury shares during the three months ended 30 June 2008.

2. Whether the figures have been audited or reviewed and in accordance with which auditing standard or practice.

The figures have neither been audited nor reviewed by our auditors.

3. Where the figures have been audited or reviewed, the auditors' report (including any qualifications or emphasis of a matter).

Not applicable.

4. **Whether the same accounting policies and methods of computation as in the issuer's most recently audited annual financial statements have been applied.**

The Group has applied the same accounting policies and methods of computation in the financial statements for the current financial period as those applied in the Group's most recently audited financial statements for the year ended 31 December 2007.

5. **If there are any changes in the accounting policies and methods of computation, including any required by an accounting standard, what has changed, as well as the reasons for, and the effect of, the change.**

There was no change in the accounting policies and methods of computation.

6. **Earnings per ordinary share of the group for the current financial period reported on and the corresponding period of the immediately preceding financial year, after deducting any provision for preference dividends.**

	Second quarter ended 30 June		Half year ended 30 June	
	2008	2007	2008	2007
Basic Earnings per share (cents)	17.5	20.7	35.6	34.5
Diluted Earnings per share (cents)	17.3	20.4	34.6	33.6
Earnings per share is calculated based on:				
a) Profit attributable to equity holders of the parent (S$'000) (*)	158,745	188,048	323,714	314,131
b) Weighted average number of ordinary shares in issue:				
- basic	909,301,330	909,301,330	909,301,330	909,301,330
- diluted (**)	954,300,228	954,300,228	954,300,228	954,300,228

* *After deducting preference dividends of $6,419,000 declared in Q2 2008 (Q2 2007:$6,386,000).*

** *For computation of diluted earnings per share, the weighted average number of ordinary shares has been adjusted for any dilutive effect of potential ordinary shares arising from the conversion of all preference shares.*

7. **Net asset value (for the issuer and group) per ordinary share based on the total number of issued shares (excluding treasury shares) of the issuer at the end of the:-**
(a) current financial period reported on; and
(b) immediately preceding financial year.

	The Group		The Company	
	30/6/2008 S$	31/12/2007 S$	30/6/2008 S$	31/12/2007 S$
Net Asset Value per ordinary share based on the number of issued 909,301,330 ordinary shares (excluding treasury shares) as at 30 June 2008 (909,301,330 ordinary shares (excluding treasury shares) as at 31 December 2007)	5.77	5.72	4.75	4.77

8. A review of the performance of the group, to the extent necessary for a reasonable understanding of the group's business. It must include a discussion of the following:-

(a) any significant factors that affected the turnover, costs, and earnings of the group for the current financial period reported on, including (where applicable) seasonal or cyclical factors; and
(b) any material factors that affected the cash flow, working capital, assets or liabilities of the group during the current financial period reported on.

Group Performance

The Group's profit before income tax increased for both Q2 2008 and 1H 2008 by 0.7% and 13.1% respectively, compared to the same corresponding periods in 2007 despite the sub-prime woes. Profit before income tax for 1H 2008 increased to $481.4 million (1H 2007: $425.5 million).

For 1H 2007, the Group benefited from substantial one-off tax credits as a result of changes in the UK tax legislation on hotel tax allowances and reduction in tax rates in various geographical regions where the Group's hotel operations are located. Despite the absence of these tax credits in 1H 2008, the Group's profit after tax and minority interest for 1H 2008 increased 3.0% to $330.1 million as compared to $320.5 million in 1H 2007.

The Group's net profits are core earnings and do not include valuation differences arising from investment properties as the Group adopted the conservative policy of stating them at cost less accumulated depreciation and impairment losses, unlike other listed major developers.

Basic earnings per share for 1H 2008 increased 3.2% to 35.6 cents (1H 2007: 34.5 cents).

Property development segment remains the main contributor of the Group's profit before tax. Hotel operations continued to be the second biggest contributor to the Group's results. Profit contribution from rental properties had also shown a significant increase of 84.9% to $49.6 million, as compared to 1H 2007.

Property

The property market for Q2 2008 continued to be subdued. GDP for Q2 2008 fell to 2.1% compared to 9.1% for Q2 2007. Though residential property prices remained steady, with a small increase of 0.2% in the price index, transaction volume continued to be low. The sub-prime woes and credit crunch have created poor sentiments and their effects are broader than anticipated. Total turnover for the industry in the first half of the year was 2,147 units, a far cry from the record turnover of 9,385 units in the same period in 2007. Nevertheless, Q2 2008 recorded higher transaction volume with 1,417 units sold, an increase of 94% compared to the 730 units sold during Q1 2008.

The Group just launched 25 units in Phase 1 of the boutique, 77-unit freehold Shelford Suites in June. 16 units have been sold to-date. Anticipating the growth of the mass market, the Group also began previewing its joint-venture project – Livia, a 724-unit development at Pasir Ris near Changi Airport, Singapore Expo and Changi Business Park, towards the end of Q2 2008. When Phase 1 of Livia comprising 360 units, was launched in the first week of July 2008, it was met with overwhelming response with more than 300 units sold. The Group has a 51% share in Livia and profits from this project have not been recognised yet, as construction has just begun.

During the year, the Group continued to book in profits from its pre-sold projects namely City Square Residences, Tribeca, The Solitaire, One Shenton and Cliveden at Grange. It also booked in profits from its joint-venture projects such as The Sail @ Marina Bay, St. Regis Residences, Botannia, The Oceanfront @ Sentosa Cove, Parc Emily and Ferraria Park.

The office sector continued to remain steady. The Group's office portfolio continued to enjoy healthy occupancy of over 94% with upward rental revision upon renewal of existing tenancies. Although rental increase has moderated compared to last year, the Group enjoyed good rental growth of 24.3% in 1H 2008 as compared to 1H 2007.

In June 2008, the Group contracted to sell one of its non-core office assets – Commerce Point, for a total consideration of $180.7 million. The sale was completed in July and profits will be booked in Q3 2008.

The securing of tenants for the Group's mega retail complex, City Square Mall continued to progress at a healthy pace. Most of the anchor tenants have already been confirmed and the rest of the space is being taken up progressively. The complex is expected to open for business in Q4 next year.

Hotel

Millennium & Copthorne Hotels plc (M&C), in which the Group has a 53% interest, achieved a credible set of half year results, in line with its expectations.

Revenue for the half year was up by 2.2% to £338.4 million at constant exchange rates, with hotel revenue growth up by 4.9% to £334.5 million.

M&C Group RevPAR rose 6.0% to £54.91 for 1H 2008 at constant exchange rates.

M&C's net profit before tax for the first half of the year went up 9.2% to £60.3 million, from £55.2 million for 1H 2007. Its profit after tax and minority interest for 1H 2008 amounted to £40.4 million, down by 23.3% from £52.7 million in 1H 2007. The decline is largely due to M&C benefiting from the changes made in the UK tax legislation in respect of the removal of claw back on hotel tax allowances and reduction in tax rates totalling £17.9 million, which were factored into its 1H 2007 results. The comparison is therefore not like-for-like.

In Australia/New Zealand, there was a significant slowdown in general property market conditions. Excluding this property operations, M&C's profit before tax increased by 17.1% for 1H 2008 compared to 1H 2007. Hotel operations continued to perform strongly in Singapore, New York and London, although they were partially offset by slower growth in Regional UK and New Zealand, and the impact of the major renovation and total refurbishment works at the Millennium Bostonian in Boston and the Millennium Knickerbocker in Chicago. All the new rooms for these hotels are expected to be completed in August 2008.

In particular, Singapore experienced healthy growth with a RevPAR increase of 33.3% over 2007.

Expansion in Asia continued with three more hotels opened in China. After the 352-room Millennium Harbourview Hotel Xiamen (formerly the Crown Plaza Harbourview Hotel Xiamen) contracted under a franchise agreement was opened in January, the 521-room Grand Millennium Beijing was officially opened in April, and the 453-room Copthorne Hotel Qingdao (formerly Hotel Equatorial Qingdao), also contracted under a franchise agreement, in May.

In the Middle East, M&C opened four new properties under management contracts, namely, the 352-room Grand Millennium Dubai, the 163-room Copthorne Hotel Dubai, the Al Jahrah Copthorne Hotel & Resort – M&C's first property in Kuwait and finally, the 108-room Kingsgate Abu Dhabi Hotel.

On 24 June 2008, M&C announced the proposed disposal of CDL Hotels (Korea) Limited, a wholly-owned subsidiary of M&C with one principal asset, namely the Millennium Seoul Hilton Hotel. The total sale consideration for the 100% holding in the issued share capital in CDL Hotels (Korea) Limited has been agreed at KRW 468.6 billion (or approximately £232.6 million based on an exchange rate of £1 to KRW 2,014.9), subject to certain completion adjustments. The disposal is expected to result in a pre-tax profit of approximately £155.0 million, subject to exchange rate and completion adjustments and net of adjustment costs. Completion of the proposed disposal is expected to take place on 30 September 2008 or such other date as the parties may agree. This sale value is once again a testament to M&C's ability to maximise shareholder value.

Notwithstanding the credible results of M&C for 1H 2008, the effect of translating the results at a weakening exchange rate of the Sterling Pound against the Singapore Dollar has resulted in the decline in revenue and profit before tax contributions of the hotel operations.

Please also refer to Section 14 for review of the Group's performance by business segments.

9. Where a forecast, or a prospect statement, has been previously disclosed to shareholders, any variance between it and the actual results.

The Group's performance for the period under review is in line with its expectations as disclosed in the announcement of results for the first quarter ended 31 March 2008.

10. A commentary at the date of the announcement of the significant trends and competitive conditions of the industry in which the group operates and any known factors or events that may affect the group in the next reporting period and the next 12 months.

__Property__

With the global economy experiencing a slow-down and credit crunch, compounded by the weak US market, the Singapore economy is inevitably not spared these economic challenges. It is not surprising that many sectors, including the property market, are affected somewhat.

The Group is optimistic that under this challenging economic situation lies tremendous opportunities. With its relatively low gearing, the Group is well-positioned with financial prowess to explore various opportunistic investments, at the appropriate time.

We have continued to remain nimble and agile in our business approach, committed to finding innovative ways which will be beneficial to our shareholders. The Group is pleased to announce that it will be issuing Singapore's first Islamic *Sukuk-Ijarah* unsecured financing arrangement, under a proposed $1 billion Islamic Multi-Currency Medium Term Notes (MTN) Programme. This is the first-of-its kind product in Singapore and the Group is excited to be the pioneer for this MTN programme to tap new markets and investors. This issuance marks a milestone for Singapore as the city develops Islamic Finance as an alternative mode for investment and fund raising. This programme will provide the Group with a diversified, alternative and non-traditional financing stream to further enhance its war-chest. The Group will make further announcements on this development in due course.

The Group has a diversified portfolio of land bank that caters to the high-end, mid-tier and mass market segments, which it has strategically accumulated at relatively low cost over the years. This enables the Group to adapt to market conditions and tailor its launches to meet changes in market demands. In October 2004, the Group kick-started the property market with the successful launch of The Sail @ Marina Bay and it continued with timely launches, from 2005 to 1H 2007, of premium properties and innovative lifestyle concepts to meet pent-up demand. Prices of the luxury properties during this period experienced phenomenal growth and the Group managed to lock-in good profits. With the current upward trend for the mass market segment, the Group launched Livia to much success. Despite the high development cost in today's operating climate, the Group has the option to price its launches competitively to sell due to its low land cost as in the case of Livia, and yet still be able to attain healthy profits.

A few high-end property buyers, who had bought their properties at lower prices at the early stages, could have resorted to panic-selling in the secondary market, for reasons of their own. However, these unusual, low transacted prices should not represent the overall market price and sentiments for the high-end market. The slow down in the property market is not as widespread as some may believe.

Some research reports have projected oversupply for the residential market. However, the oversupply projection may not happen materially. Firstly, in today's environment, land cost is becoming increasingly more expensive in land scarce Singapore. Under current operating climate, where there is a credit crunch, developers will likely be more cautious in their purchase or tender for land. Secondly, construction costs have also escalated significantly. Developers who delay their residential launches may hold back on their construction plans. Thirdly, the construction industry may continue to face delivery pressures. Even the government has also recently announced the postponement of some public sector projects to ease pressure on construction resources. All these factors have an impact on the supply which may not be as high as some have anticipated. Depending on when market sentiments improve, the paced launches will likely lead to another bottle-neck of pent-up demand in the years to come. Ultimately, sentiments are fundamentally the most important factor in the demand and supply equation.

The Group has two projects in the pipeline to launch, namely the 336-unit freehold development at Thomson area called The Arte and the 228-unit exclusive luxury residences at The Quayside Collection at Sentosa Cove. The Group has the option to either proceed to launch and make good profits as its land cost was not high or alternatively, wait for the right time to launch so as to maximise its profits substantially.

In view of the very good sales, the Group will be releasing Phase 2 of the remaining units in its Livia project at Pasir Ris.

The Group will proceed to construct developments where it has favourably secured reasonable construction cost from reputable and strong construction companies, even before launching them. Construction of the hotel and the residences at The Quayside Collection at Sentosa Cove has already started. Land parcels at Sentosa Cove which are extremely exclusive, limited and difficult to acquire, have all been sold. The Group is therefore confident that the prospects for The Quayside Collection will be good, especially when the Sentosa Integrated Resort (IR) is expected to be completed in 2010. It is therefore under no pressure to launch especially since its land cost was low. When the Group decides to launch, it can book in more profits based on the stage of construction at the time of sales.

Office leasing is expected to remain strong. Even if there should be a decline in rental rates, the renewed rental rates will still be much higher than compared to the doldrum years when some tenancy agreements were locked in at extremely low rates for a long period of time. A number of the Group's leases are up for renewal at higher rates and its investment properties which it has chosen to carry at cost, will provide good rental yields. The Group has the option to either keep its assets and enjoy the higher yields or dispose some of them, so as to build its war-chest for good acquisition opportunities which may become available at some point in time.

Diversification

The Group's exposure to overseas regional developments is largely through its portfolio of M&C hotels and joint-venture investments. M&C remains committed to its twin strategy of being both an owner and operator of hotels. It will continue to review and evaluate the potential of its hotel assets, especially since many of its hotels were bought at a low cost and have since appreciated in value. When the opportunity arises, it may unlock the capital value of its assets, such as in the case of its recent disposal of Millennium Seoul Hilton Hotel.

The Group will continue to explore emerging markets. It had explored Vietnam previously but it found the market at a cyclical high which was not sustainable. Given its current high inflation environment and credit crunch, there may be potential opportunities at some future date. The Group has some investments in China but they are not significant. It has some equity interest in the 521-room Grand Millennium Beijing and owns an almost-completed office project in Tianjin.

Currently, the Group has relatively more presence in Thailand. Its early direct investment in the commercial development – Exchange Tower, is about 90% occupied. Through Real Estate Capital Asia Partners, L.P (RECAP), a private estate fund, its investment in the 605-unit Millennium Residences @ Sukhumvit in Bangkok is substantially sold and the mega Jungceylon complex, located at Patong Beach, Phuket's largest shopping mall (approximately 1.5 million square feet) on the island is enjoying good occupancy. This complex was timely acquired at a much lower cost as compared to today's replacement cost. The Group's 421-room Millennium Resort Patong Phuket, located next to the mall, which was officially opened recently, has good potential.

Hotel

The rate of growth has slowed in Asia in June and July of 2008. In this uncertain economic environment, M&C will be more vigilant in controlling costs and in reacting quickly to changing market conditions.

Even with a slow-down of the hospitality market in Asia, this will need to be taken into context. Growth in this region (especially in Singapore) has escalated tremendously and it is not realistic to expect continuous linear growth. Even if there is moderation due to the uncertain economic environment, the sector is still performing much better than before the sub-prime woes. While there may be a slower growth, it is highly unlikely to result in a steep downhill decline.

Companies are likely to cut back on their corporate travel spending especially for high-end hotels. M&C on the other hand, will benefit from this as the majority of its hotels are in the four-star category and it anticipates a shift in customers selecting this class of hotels instead.

M&C expects the RevPAR growth trend of the second quarter to continue into the third quarter, with RevPAR already up by 6.7% in July 2008.

With its diversified geographical spread, strong balance sheet and low gearing, M&C is in a good position to take advantage of any attractive opportunities that may arise. Furthermore, M&C has 38.6% interest in the Singapore-listed CDL Hospitality Trusts which provides good yields to investors and can also be strategically used as another vehicle for its expansion at the right time.

M&C will continue its expansion into key gateway cities in Asia and the Middle East. Two hotels operating under management contracts will open later in the year in China, namely in Chengdu and Wuxi.

In the Middle East, a further eight management contracts were signed, with seven in the United Arab Emirates and one in Kuwait. These properties are due to open between 2009 and 2011, and will account for another 2,300 additional rooms. This brings M&C's worldwide pipeline to 4,555 rooms (17 hotels).

The £25.1 million major renovation and complete refurbishment at the Millennium Bostonian in Boston and the Millennium Knickerbocker in Chicago will reposition both hotels which are prominently sited in prime locations, into better properties that can charge higher hotel rates than currently.

Group Prospects

The Group has locked in substantial profits from its property sales and its investment properties will provide good yield, even if there is no growth or a decline in rental rates from its peak. We are confident that hotel operations will continue to be a big contributor to the Group's performance.

While the Singapore economy remains subdued, it is still fundamentally sound, with no shortage of housing loans, strong governance and a pro-business environment. As Singapore continues to attract foreign talent, these new residents will seek housing options. With our housing loans at low interest rates and present high inflationary trend, this environment is conducive for real estate investments which augur well for the Singapore property market.

The plans to develop Singapore into a global city are still progressing well with many of the upcoming developments such as the highly anticipated IRs currently under construction. The Marina Bay IR is poised to attract new large-scale meetings, incentives, conventions, and exhibitions (MICE) business while the other IR at Sentosa, with the largest Universal Studios in Asia, will be a major attraction for leisure travellers. Singapore will also be the host for the inaugural Youth Olympics in 2010.

The current slow-down in the economy is different from the Asian Financial Crisis of 1997. The Group has very little unsold residential stock, a healthy balance sheet and locked-in profits yet to be recognised from its pre-sold residential units.

The Group is confident of Singapore's prospects, especially given the Republic's strong fundamentals. When the two IRs become operational, the tourism market in Singapore will experience a new stream of tourist arrivals as well as strong growth in the property market as witnessed in cities like Macau. In the meantime, we will wait for the right time to seize opportunities.

The Group is confident of remaining profitable in the next 12 months.

11. Dividend

(a) Current Financial Period Reported On

Any dividend declared for the current financial period reported on?

Yes.

The Company had on 14 May 2008 declared a tax-exempt (one-tier) non-cumulative preference dividend to holders of City Developments Limited Preference Shares of 1.94 cents per Preference Share, calculated at the dividend rate of 3.9% per annum of the issue price of $1.00 for each Preference Share, for the dividend period from 31 December 2007 to 29 June 2008. The said preference dividend was paid on 30 June 2008.

(b) Corresponding Period of the Immediately Preceding Financial Year

Any dividend declared for the corresponding period of the immediately preceding financial year?

Yes

Name of Dividend	Special Interim Ordinary Dividend	Preference Dividend
Date of payment	30 October 2007	2 July 2007
Dividend Type	Cash	Cash
Dividend Amount (in cents)	10.0 cents (gross) per Ordinary Share	1.93 cents (net) per Preference Share
Dividend rate (in %)	N.A.	3.9% (net) per annum on the issue price of each Preference Share
Dividend period	N.A.	From 31 December 2006 to 29 June 2007 (both dates inclusive)
Issue price	N.A.	$1.00 per Preference Share
Tax rate	18%	18%

(c) Date payable

Not applicable.

***(d)* Books Closure Date**

Not applicable.

12. If no dividend has been declared/recommended, a statement to that effect.

Not applicable.

13. Segmented revenue and results for business or geographical segments (of the group) in the form presented in the issuer's most recently audited annual financial statements, with comparative information for the immediately preceding year.

By Business Segments

	The Group			
	Second quarter ended 30 June		Half year ended 30 June	
	2008 S$'000	2007 S$'000	2008 S$'000	2007 S$'000
Revenue				
Property Development	219,132	210,909	453,216	469,384
Hotel Operations	487,520	501,549	943,135	951,968
Rental Properties	61,532	48,835	118,686	95,465
Others	12,580	13,923	24,479	27,468
	780,764	**775,216**	**1,539,516**	**1,544,285**
Profit before tax (*)				
Property Development	147,807	133,711	302,869	237,696
Hotel Operations	74,000	87,535	126,120	129,402
Rental Properties	24,452	13,934	49,593	26,816
Others	2,662	12,129	2,789	31,571
	248,921	**247,309**	**481,371**	**425,485**

* *Includes share of after-tax profit of associates and jointly-controlled entities.*

14. In the review of performance, the factors leading to any material changes in contributions to turnover and earnings by the business or geographical segments.

Property Development

Revenue increased by 3.9% for Q2 2008 to $219.1 million (Q2 2007: $210.9 million) but declined by 3.5% for 1H 2008 to $453.2 million (1H 2007: $469.4 million).

Pre-tax profit of $147.8 million and $302.9 million registered for Q2 2008 and 1H 2008 respectively were 10.5% and 27.4% higher as compared to the corresponding period for 2007.

Projects that contributed to both revenue and profit for 2008 include City Square Residences, Botannia, One Shenton, Cliveden at Grange, The Solitaire, Tribeca and sale of land banks in New Zealand. In accordance to the Group's policy of equity accounting for the results of its jointly-controlled entities, whilst revenue from The Sail @ Marina Bay, Parc Emily, The Oceanfront @ Sentosa Cove, Ferraria Park and St. Regis Residences, had not been consolidated into the Group's total revenue, the Group's share of profits arising from these joint venture developments had been included in pre-tax profit.

The increase in revenue for Q2 2008 was primarily due to revenue recognised for Cliveden at Grange and One Shenton, partially offset by decrease in contribution from Monterey Park, Residences@Evelyn, Savannah CondoPark, The Imperial, The Pier at Robertson, Chelsea Garden and lower sale of land banks in New Zealand.

The marginal decline in 1H 2008 revenue was mainly due to the fact that projects such as Butterworth Lane, Monterey Park, The Imperial, The Pier at Robertson, Savannah CondoPark, Residences@Evelyn which had contributed to revenue for 1H 2007, were fully sold by end of 2007. This was partially mitigated by revenue accounted for The Solitaire, One Shenton and Cliveden at Grange in 1H 2008.

The increase in pre-tax profits for Q2 2008 and 1H 2008 was on account of higher profit margins achieved for projects launched in recent years.

Hotel Operations

Revenue declined by 2.8% to $487.5 million (Q2 2007: $501.5 million) for Q2 2008 and 0.9% for 1H 2008 to $943.1 million (1H 2007: $952.0 million) respectively.

Pre-tax profit for this segment reported a decrease of 15.4% to $74.0 million (Q2 2007: $87.5 million) for Q2 2008 and 2.6% to $126.1 million (1H 2007: $129.4 million) for 1H 2008.

The decrease in both revenue and pre-tax profits for Q2 2008 and 1H 2008 was mainly due to weakening of sterling pound and US dollar against Singapore dollars, in which the Group's hotel operations in United Kingdom and United States were one of the main contributors. This was however partially mitigated by improvement in the Group's RevPAR, backed by the strong demand in Singapore, London and New York despite Millennium Bostonian in Boston and Millennium Knickerbocker in Chicago currently undergoing renovation.

Rental Properties

Revenue increased by 26.0% for Q2 2008 to $61.5 million (Q2 2007: $48.8 million) and 24.3% to $118.7 million (1H 2007: $95.5 million) for 1H 2008 on account of general improvements in both average rental rates and occupancy.

Pre-tax profit increased by 76.3% to $24.5 million (Q2 2007: $13.9 million) for Q2 2008 and 85.1% to $49.6 million (1H 2007: $26.8 million) for 1H 2008. These increases were a result of higher rental income, the recovery of some property taxes from tenants and increased profit contribution from CDL Hospitality Trusts.

Others

Revenue, comprising mainly building maintenance contracts, project management, club operations and dividend income, has remained relatively constant at $12.6 million for Q2 2008 (Q2 2007: $13.9 million) and $24.5 million for 1H 2008 (1H 2007: $27.5 million).

Pre-tax profit for this segment had fallen by 77.7% to $2.7 million in Q2 2008 (Q2 2007: $12.1 million) and 91.1% to $2.8 million in 1H 2008 (1H 2007: $31.6 million). The decline was a result of exchange loss on foreign currency loans and higher mark-to-market loss on financial assets held for trading recognised in 2008 as opposed to mark-to-market gains recorded in 2007 in light of the bearish stock market.

15. A breakdown of the total annual dividend (in dollar value) for the issuer's latest full year and its previous full year.

Total Annual Net Dividend (*Refer to Para 16 of Appendix 7.2 for the required details*)

	Full Year 2007 S$'000	Full Year 2006 S$'000
Ordinary	68,198	55,922
Special	188,226	129,121
Preference	12,904	12,904
Total	**269,328**	**197,947**

The final tax exempt (one-tier) ordinary dividend and special final tax exempt (one-tier) ordinary dividend for the year ended 31 December 2007 of 7.5 cents and 12.5 cents respectively per ordinary share have been approved by the ordinary shareholders at the Annual General Meeting held on 24 April 2008 and the dividend amounts are based on the number of issued ordinary shares as at 8 May 2008.

16. A breakdown of sales and operating profit after tax for first half year and second half year

Not applicable.

17. Interested Person Transactions

Interested Persons	Aggregate value of all interested person transactions conducted for the quarter ended 30 June 2008 under the IPT Mandate pursuant to Rule 920 (excluding transactions less than $100,000)	
Hong Leong Investment Holdings Pte. Ltd. Group of companies	Property-related : *(property management and maintenance services, managing agent's services, security services and cleaning services)*	$1,077,870
	Total	**$1,077,870**
Directors and their immediate family members		Nil

BY ORDER OF THE BOARD

Shufen Loh @ Catherine Shufen Loh
Company Secretary
14 August 2008

CONFIRMATION BY THE BOARD

The Directors of the Company hereby confirm, to the best of their knowledge, nothing has come to the attention of the Board of Directors which may render the Group's unaudited financial results for the second quarter and the half year ended 30 June 2008 to be false or misleading in any material respect.

On behalf of the Board of Directors

Kwek Leng Beng	**Kwek Leng Joo**
Executive Chairman	Managing Director

Singapore, 14 August 2008

Miscellaneous
* Asterisks denote mandatory information

Name of Announcer *	CITY DEVELOPMENTS LIMITED
Company Registration No.	196300316Z
Announcement submitted on behalf of	CITY DEVELOPMENTS LIMITED
Announcement is submitted with respect to *	CITY DEVELOPMENTS LIMITED
Announcement is submitted by *	Enid Ling Peek Fong
Designation *	Company Secretary
Date & Time of Broadcast	14-Aug-2008 07:21:45
Announcement No.	00014

>> Announcement Details
The details of the announcement start here ...

Announcement Title *	Half Year 2008 Financial Report
Description	Presentation slides on the above matter is attached for information.
Attachments	Presentation_Slides_14Aug08.pdf Total size = **1435K** (2048K size limit recommended)


HALF YEAR
FINANCIAL REPORT
1 Jan – 30 Jun 2008
14 AUGUST 2008
CITY DEVELOPMENTS LIMITED
Artist's Impression of South Beach


AGENDA
1. FINANCIAL HIGHLIGHTS
2. OPERATIONS REVIEW
3. SINGAPORE PROPERTY MARKET
4. MARKET OUTLOOK
Artist's Impression of South Beach

FINANCIAL HIGHLIGHTS



•Artist's Impression of Shelford Suites

SUMMARY OF FINANCIAL HIGHLIGHTS

	Q2 2007	Q2 2008	% Change	1H 2007	1H 2008	% Change
Revenue ($m)	775	781	0.7	1,544	1,540	(0.3)
Profit before tax ($m)	247	249	0.7	425	481	13.1
PATMI ($m)	194	165	(15.1)	321	330	3.0
PATMI ($m) #	164	165	0.6	286	330	15.4
Basic Earnings Per Share (cents)	20.7	17.5	(15.5)	34.5	35.6	3.2
Basic Earnings Per Share (cents) #	17.3	17.5	1.2	30.7	35.6	16.0
NAV Per Share ($)				5.44	5.77	6.1

Excluding write-back of overprovision in tax due to change in UK tax legislation on hotel tax allowances and reduction in tax rates in various geographical regions.

FINANCIAL HIGHLIGHTS

Revenue for the Period Ended 30 June



$ million
1,600
1,400
1,200
1,000
800
600
400
200
0
429
837
1,175
1,129
1,118
972
1,197
1,164
1,109
1,063
1,179
1,103
1,143
1,544
1,540
1994 1995 1996 1997 1998 1999 2000 2001 2002 2003 2004 2005 2006 2007 2008
Period

Note : The above financial information is extracted from half-yearly announcements.

FINANCIAL HIGHLIGHTS

PATMI for the Period Ended 30 June



Reduction in tax rates
Change in UK legislation on hotel tax allowances
$ million
350
300
250
200
150
100
50
0
85
157
223
232
131
231
157
103
71
49
77 *
63 *
86
321
309
286
330
1994 1995 1996 1997 1998 1999 2000 2001 2002 2003 2004 2005 2006 2007 2008
Period

* Restated

Note : The above financial information is extracted from half-yearly announcements.

The group has adopted FRS 40 cost model whereby its investment properties continue to be stated at cost less accumulated depreciation and accumulated impairment losses with effect from 1 Jan 2007.

FINANCIAL HIGHLIGHTS

Revenue for the Quarter Ended 30 June



775
781
800
700
567
585
585
602
600
552
500
400
300
200
100
0
$ million
2002
2003
2004
2005
2006
2007
2008
2nd Quarter

Note : The above financial information is extracted from half-yearly announcements.

FINANCIAL HIGHLIGHTS

PATMI for the Quarter Ended 30 June



194
Reduction in tax rates
Change in UK legislation on hotel tax allowances
187
164
165
200
180
160
140
120
100
80
60
40
20
0
$ million
35
11
37 *
23 *
45
2002
2003
2004
2005
2006
2007
2008
2nd Quarter

* Restated

Note : The above financial information is extracted from half-yearly announcements.

The group has adopted FRS 40 cost model whereby its investment properties continue to be stated at cost less accumulated depreciation and accumulated impairment losses with effect from 1 Jan 2007.

FINANCIAL HIGHLIGHTS

Profit Before Tax by Segment

	1H 2007 $m	1H 2008 $m	% Change
Property Development	238	303	⬆ 27
Hotel Operations	129	126	⇩ 2
Rental Properties	27	50	⬆ 85
Others	32	3	⇩ 91
Total	**426**	**482**	

Overall Increase = 13%

FINANCIAL HIGHLIGHTS – SEGMENT ANALYSIS


1H 2008
1H 2007
1H 2006
Revenue by Segment
$m
Property Development
Hotel Operations
Rental Properties
Others
453.2 (29%)
24.5 (2%)
118.7 (8%)
943.1 (61%)
$1,539.5m
469.4 (30%)
27.4 (2%)
95.5 (6%)
952.0 (62%)
$1,544.3m
159.9 (14%)
21.2 (2%)
81.0 (7%)
881.2 (77%)
$1,143.3m
Profit Before Tax by Segment
$m
302.8 (63%)
2.9 (1%)
49.6 (10%)
126.1 (26%)
$481.4m
237.7 (56%)
31.6 (8%)
26.8 (6%)
129.4 (30%)
$425.5m
64.8 (38%)
12.7 (7%)
3.2 (2%)
92.0 (53%)
$172.7m

Net Borrowings

CDL Group Total	As at 30/06/07	As at 31/12/07	As at 30/06/08
Net Borrowings	**$2,777m**	**$3,328m**	**$3,560m**
Interest Cover Ratio	9.7 x	10.5 x	11.7 x

CDL's Net Gearing (%) (2003 – 30 Jun 2008)


Net Gearing (%)
70
50
30
64
54
50
40
48
52
2003
2004 (restated)
2005
2006
2007
30-Jun-08

Note :

The net gearing ratio does not take into consideration the fair value gains on investment properties.

The gearing ratio will be lower if these fair value gains are taken into account.

FINANCIAL HIGHLIGHTS

Islamic Financing

- Singapore's first corporate Islamic unsecured *Sukuk-Ijarah* financing arrangement
- $1 billion Islamic Multi-Currency Medium Term Notes (MTN)
- CDL Group currently has 3 conventional MTN programmes and this will diversify the stream of investors


Artist's Impression of Livia

OPERATIONS REVIEW

Planned Residential Project Launches for 2H 2008 (subject to market conditions)

Projects	Units
Livia (Total 724) – Phase 2	200
"The Arte" at Thomson (Total 336)	100
The Quayside Collection at Sentosa Cove (Total 228)	100
Total	**400**

OPERATIONS REVIEW

Land Bank by Sector (as at 30 June 2008)

Residential (Local & Overseas)	3,054,509	71.7
Commercial / Hotel	739,597	17.4
Industrial	462,818	10.9
TOTAL	**4,256,924**	**100**



Residential (Overseas) 8%
Industrial 11%
Residential (Local) 64%
Commercial/ Hotel 17%

Proposed GFA - 8.9 million sq ft

OPERATIONS REVIEW

Rental Revenue by Sector



$96m
$119m
120
100
80
60
40
20
0
Rental Revenue ($m)
60
16
4
16
77
19
5
18
1H 2007
1H 2008
Office
Retail
Industrial
Others *

* Including car park, serviced apartment and residential

OPERATIONS REVIEW

Hotel Revenue by Region


1H 2007
31%
298
7%
69
275
310
29%
33%
$952m
New Zealand / Australia
Europe
United States
Asia
1H 2008
35%
326
7%
67
267
283
28%
30%
$943m

Overall change
= ↓ 1%

OPERATIONS REVIEW

Hotel Occupancy by Region


90
80
70
60
50
40
30
Hotel Occupancy Rate (%)
75.8
76.1
69.7
66.5
77.3
76.1
70.2
69.6
Asia
United States
Europe
New Zealand / Australia
1H 2007
1H 2008

Hotel Revenue Per Available Room at Constant Currency


Hotel RevPAR ($)
210
180
150
120
90
60
30
136
159
144
144
181
187
88
92
Asia
United States
Europe
New Zealand / Australia
1H 2007 *
1H 2008

* For comparability, the 1H 2007 RevPAR has been translated at constant exchange rates (30 Jun 2008).


SINGAPORE PROPERTY MARKET
Artist's Impression of Livia

SINGAPORE PROPERTY MARKET

Property Price Index – Residential (2003 – 1H 2008)



All Residential
Q2 08
177.5
200
180
160
140
120
100
80
Q1 03
Q2 03
Q3 03
Q4 03
Q1 04
Q2 04
Q3 04
Q4 04
Q1 05
Q2 05
Q3 05
Q4 05
Q1 06
Q2 06
Q3 06
Q4 06
Q1 07
Q2 07
Q3 07
Q4 07
Q1 08
Q2 08

Source : URA, 2Q 2008

SINGAPORE PROPERTY MARKET

No. of New Private Residential Units Launched vs Units Sold (Projects under Construction) (2003 – 1H 2008)



New Units Launched
New Units Sold (Projects Under Construction)
14,000
12,000
10,000
8,000
6,000
4,000
2,000
0
3,157
2,147
2003
2004
2005
2006
2007
1H 2008

	New Units Launched	New Units Sold (Uncompleted)
2003	5,216	4,497
2004	5,881	4,617
2005	8,201	7,790
2006	11,069	10,363
2007	14,016	14,149
1H 2008	3,157	2,147

Source : URA, 2Q 2008

No. of Uncompleted Private Residential Units Available (2003 – 1H 2008)


Not Launched
Launched & Unsold
Number of Units
20000
16000
12000
8000
4000
0
14,718
15,836
10,277
9,480
9,162
15,191
2003
2004
2005
2006
2007
1H 2008

	Launched & Unsold	Not Launched	Total
2003	4,722	9,996	14,718
2004	4,639	11,197	15,836
2005	2,949	7,328	10,277
2006	2,536	6,944	9,480
2007	2,063	7,099	9,162
1H 2008	2,755	12,436	15,191

Source : URA, 2Q 2008

SINGAPORE PROPERTY MARKET

Property Price Index – Commercial (2003 – 1H 2008)


140
120
100
80
60
40
20
0
Index
Q2 08
120.5
Q2 08
118.5
Office
Shop
Q1 03
Q2 03
Q3 03
Q4 03
Q1 04
Q2 04
Q3 04
Q4 04
Q1 05
Q2 05
Q3 05
Q4 05
Q1 06
Q2 06
Q3 06
Q4 06
Q1 07
Q2 07
Q3 07
Q4 07
Q1 08
Q2 08

Source : URA, 2Q 2008

SINGAPORE PROPERTY MARKET

Average Office Rental in CBD (2003 – 1H 2008)



$psf/month
20
18
16
14
12
10
8
6
4
2
0
Raffles Place
Non CBD-Core
$18.35
$16.00
$9.60
$10.75
$9.85
$5.90
$5.70
$3.35
2003
2004
2005
2006
2007
1H 2008

Source : JLL Research, 2Q 2008

SINGAPORE PROPERTY MARKET

Average Prime Level Retail Rental (2003 – 1H 2008)



$psf/month
35
30
25
20
15
10
5
0
$29.85
$30.55
$30.90
$21.05
$21.50
$21.65
Primary Area (Orchard Road)
Suburban Area
2003
2004
2005
2006
2007
1H 2008

Source : JLL Research, 2Q 2008

SINGAPORE PROPERTY MARKET

Property Price Index – Industrial (2003 – 1H 2008)



Q2 08
114.2
Q2 08
112.7
120
100
80
60
40
20
0
Warehouse
Factory
Q1 03 Q2 03 Q3 03 Q4 03 Q1 04 Q2 04 Q3 04 Q4 04 Q1 05 Q2 05 Q3 05 Q4 05 Q1 06 Q2 06 Q3 06 Q4 06 Q1 07 Q2 07 Q3 07 Q4 07 Q1 08 Q2 08

Source : URA, 2Q 2008

SINGAPORE PROPERTY MARKET

Average Private Industrial Space Rental (2003 – 1H 2008)



$psf/month
$2.15
$1.90
$1.65
$1.40
$1.15
$0.90
$0.65
$1.85
$1.90
$1.30
$1.30
$1.40
$0.90
First storey
Upper storey
2003
2004
2005
2006
2007
1H 2008

Source : JLL Research, 2Q 2008


MARKET
OUTLOOK
WILKIE STUDIO
•Artist's Impression of Wilkie Studio•

MARKET OUTLOOK

Singapore Economic Outlook

- GDP growth in Q2 2008 dropped to 2.1% (Q2 2007: 9.1%)
- GDP growth forecast for 2008 revised downwards to between 4% and 5% from earlier range of 4% and 6%
- Major economies are experiencing a slow-down in economic activity and Singapore is not spared these economic challenges
- The sub-prime woes and credit crunch has created poor sentiments with effects that are broader than anticipated
- The economy remains fundamentally sound, with no shortage of housing loans, strong governance and a pro-business environment

MARKET OUTLOOK

Property Market – Residential

- Singapore property market in Q2 2008 continued to be subdued
- Total turnover for the industry for 1H 2008 was 2,147 units, a far cry from the record turnover of 9,385 units in 1H 2007
- Nevertheless, transactions in Q2 performed better with 94% increase from 730 units sold in Q1
- Residential property prices remained steady with a small increase of 0.2% in price index
- Housing loans at low interest rates and the high inflationary trend, present a conducive environment for real estate investment
- When the two IRs are completed in 2009/2010, there will likely be a new stream of tourist arrivals and strong growth in the property market

MARKET OUTLOOK

Property Market – Office

- Although rental increase has moderated, the office sector continues to remain steady, with 6.3% increase in overall rentals in Q2 2008
- Even if there should be no growth or a decline in rental rates from its peak, the renewed leases will still be much higher than compared to the doldrum years when long tenancy agreements were locked in at extremely low rates

Disclaimer:

This document may contain forward-looking statements that involve assumptions, risks and uncertainties. Actual future performance, outcomes and results may differ materially from those expressed in forward-looking statements as a result of a number of risks, uncertainties and assumptions. Representative examples of these factors include (without limitation) general industry and economic conditions, interest rate trends, cost of capital and capital availability, availability of real estate properties, competition from other developments or companies, shifts in customer demands, customers and partners, expected levels of occupancy rate, property rental income, charge out collections, changes in operating expenses (including employee wages, benefits and training costs), governmental and public policy changes and the continued availability of financing in the amounts and the terms necessary to support future business. You are cautioned not to place undue reliance on these forward-looking statements, which are based on the current view of management on future events.


THANK YOU

* *Artist's Impression of Palais Renaissance*

Miscellaneous
* Asterisks denote mandatory information

Name of Announcer *	CITY DEVELOPMENTS LIMITED
Company Registration No.	196300316Z
Announcement submitted on behalf of	CITY DEVELOPMENTS LIMITED
Announcement is submitted with respect to *	CITY DEVELOPMENTS LIMITED
Announcement is submitted by *	Enid Ling Peek Fong
Designation *	Company Secretary
Date & Time of Broadcast	14-Aug-2008 07:23:33
Announcement No.	00015

>> Announcement Details
The details of the announcement start here ...

Announcement Title *	News Release - CDL Maintains Strong Core Earnings
Description	Please refer to the attached news release on the above matter issued by City Developments Limited on 14 August 2008.
Attachments	NewsRelease140808.pdf Total size = **39K** (2048K size limit recommended)

CITY DEVELOPMENTS LIMITED

News Release

14 August 2008

CDL MAINTAINS STRONG CORE EARNINGS

City Developments Limited (CDL) today announces its unaudited financial results for the half year ended 30 June 2008.

Half year financial highlights

- Continued credible performance for 1H 2008.
- Profit before income tax for 1H 2008 up by 13.1% to $481.4 million, compared to the corresponding period last year despite the sub-prime woes.
- Profit after tax and minority interest for 1H 2008 increased by 3.0% to $330.1 million against $320.5 million in 1H 2007 despite one-off substantial tax credits recognised in 1H 2007.
- Profits are core earnings and do not include divestment gains and fair value gains on investment properties.
- Property Development and Rental Properties segments continue to experience growth in profit before tax of 27.4% and 84.9% respectively, even in the current subdued property market.
- Hotel Operations continue to be the 2nd biggest contributor to profit before tax.
- Gearing continues to be relatively low at 52% with interest cover at 11.7 times. This does not take into consideration any fair value gains on investment properties.
- As a result of the steady performance, Basic Earnings Per Share of the Group increased 3.2% to 35.6 cents for 1H 2008.

Prospects

- The global economy is experiencing a slow-down and the Singapore property market has been affected similarly.
- The Group has a diversified land bank portfolio ranging from the mass market, mid-tier to high-end, amassed over the years at relatively low cost. It is able to strategically extract the appropriate parcels and tailor its launches to meet changes in market demands and conditions. Despite today's high development cost, the Group has the option to price its launches competitively while maintaining healthy profit margins or the option of waiting for the appropriate time to launch so as to maximise its profits

- Although some research reports have projected a situation of oversupply in the residential market, this projection may not materialise due to factors such as :

  (i) Increased land cost
  - Developers will exercise caution in their purchases or tenders

  (ii) Escalating construction costs
  - Construction of residential projects launches may be held back

  (iii) Pressure on construction sector
  - Builders may continue to face delivery pressures

  When market sentiments improve, the paced launches will likely lead to a bottle-neck of pent-up demand in the years to come.

- A number of the Group's leases are up for renewal at higher rates and its investment properties which have been carried at cost will provide good yields. It has the option to keep its assets, or to dispose some of them so as to build up its war-chest for good acquisition opportunities.

- With M&C's twin strategy of being both owner and operator of hotels, the Group will continue to review and evaluate the potential of its hotel assets, especially since many of its hotels were bought at a low cost and have since appreciated in value. When the opportunity arises, it may unlock the capital value of its assets, such as in the case of the recent disposal of Millennium Seoul Hilton Hotel.

<u>Special Highlights</u>

- The Group is the pioneer for Singapore's first Islamic Sukuk-Ijarah unsecured financing arrangement, under a proposed $1 billion Islamic Multi-Currency Medium Term Notes (MTN) Programme to tap new markets and investors.

- This programme will provide the Group with a diversified, alternative and non-traditional financing stream to further enhance its war-chest. The Group will make further announcements on this development in due course.

Commenting today, Mr Kwek Leng Beng, CDL Executive Chairman said:
"The current slow-down in the economy is different from the Asian Financial Crisis of 1997. The Group has very little unsold residential stock, a healthy balance sheet and locked-in profits yet to be recognised from its pre-sold residential units.

The Group is confident of Singapore's prospects, especially given the Republic's strong fundamentals. When the two Integrated Resorts become operational, the tourism market in Singapore will experience a new stream of tourist arrivals as well as strong growth in the property market as witnessed in cities like Macau. In the meantime, we will wait for the right time to seize opportunities."

Please refer to CDL's unaudited financial results announcement for the half year ended 30 June 2008 for a detailed review of the Group's performance and prospects.

END

For media enquiries, please contact:

Belinda Lee
Senior Manager, Head (Corporate Comms)
City Developments Limited
(Regn No: 196300316Z)
Tel: (65) 6428 9315

Gerry De Silva
Head, Group Corporate Affairs
Hong Leong Group, Singapore

Tel: (65) 6428 9308 / 6438 3110